UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Spin-off

On June 10, 2021, the Board of Directors of SK Telecom Co., Ltd. resolved to approve the proposed plan (the “Spin-off Plan,” an English translation of which is included as Exhibit 99.1 hereto) to establish a new company (the “Spin-off Company”) through a spin-off (the “Spin-off”) of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communication technologies (“New ICT”) businesses and making new investments (the “Spin-off Businesses”).

1.	Method of Spin-off

(1)

Pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea, SK Telecom Co., Ltd. (the “Company” and, following the completion of the Spin-off, the “Surviving Company”) intends to establish the Spin-off Company through a simple horizontal spin-off of the Spin-off Businesses, and the Surviving Company will remain a listed company.

	Company Name	Business
Surviving Company	SK Telecom Co., Ltd.	Wireless and fixed-line telecommunications and other businesses

Spin-off Company	SKT Investment Co., Ltd. (tentative)	Spin-off Businesses

Notes:

(1)	The name of the Spin-off Company may be changed at the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan.
(2)	The businesses of the Surviving Company and the Spin-off Company will be determined by the articles of incorporation of the respective companies.

(2)

The Spin-off will be implemented in the form of a horizontal spin-off, whereby the shareholders of the Company will receive shares of the Spin-off Company pro rata to their shareholding of the Company as of the record date for the determination of shareholders entitled to receive the shares of the Spin-off Company. The Spin-off Company will be established by spinning off the Spin-off Businesses from the Company’s businesses, and the Surviving Company will engage in the Company’s businesses other than the Spin-off Businesses, which shall include the wireless and fixed-line telecommunication businesses. Following the Spin-off, it is expected that the Spin-off Company will have its shares relisted on the KRX KOSPI Market of the Korea Exchange following a relisting application process in accordance with the listing rules thereof, and that the Surviving Company will have the current listing of its shares modified to reflect the Spin-off through a listing change process on the KRX KOSPI Market of the Korea Exchange.

(3)	The date of the Spin-off will be November 1, 2021, which may be subject to change by the resolution of the board of directors of the Company.

(4)

The Spin-off will take place pursuant to a special resolution of the Company’s shareholders in accordance with Article 530-3, Sections 1 and 2 of the Commercial Code of Korea. Pursuant to Article 530-9, Section 1 of the Commercial Code of Korea, each of the Surviving Company and the Spin-off Company will be jointly liable for the liabilities of the Company incurred prior to the Spin-off.

(5)

With respect to the joint liabilities of the Surviving Company and the Spin-off Company with respect to the Company’s liabilities incurred prior to the Spin-off as set forth in Paragraph (4) above, in the event that the Surviving Company discharges any liability to which the Spin-off Company was to succeed pursuant to the Spin-off Plan, or the Spin-off Company is otherwise released from any such liability through an outlay of funds by the Surviving Company, the Surviving Company will have a right of recovery against the Spin-off Company. In the event that the Spin-off Company discharges any liability which was to remain with the Surviving Company pursuant to the Spin-off Plan, or the Surviving Company is otherwise released from any such liability through an outlay of funds by the Spin-off Company, the Spin-off Company will have a right of recovery against the Surviving Company.

(6)

Assets and liabilities to be transferred to the Spin-off Company pursuant to the Spin-off will be as provided in Article 4, Paragraph (7) of the Spin-off Plan and, in case of any ambiguity, subject to Paragraphs (7) through (11) below.

(7)

Any and all active and passive assets and liabilities, other rights and obligations (including those under public law), and anything of value (including all licenses and permits, employment relationships, contractual relationships and litigations) of the Company shall in principle belong to the Spin-off Company if it relates to the Spin-off Businesses and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(8)

For purposes of determining the assets, liabilities and capital of the Spin-off Company, the assets and liabilities that belong or relate directly or indirectly to the Spin-off Businesses shall in principle be distributed to the Spin-off Company, and anything other than those that belong or relate directly or indirectly to the Spin-off Businesses shall in principle be distributed to the Surviving Company. Furthermore, the amounts of the assets, liabilities and capital of the Spin-off Company shall be determined by taking into account collectively the relisting requirements under the listing rules of the KRX KOSPI Market of the Korea Exchange and the requirements for a holding company that the Spin-off Company must meet under Articles 2 and 8-2 of the Anti-Monopoly and Fair Trade Act of Korea, as well as the future operational and investment plans of the Surviving Company and the Spin-off Company and other applicable laws and regulations.

(9)

Any liabilities relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any such liabilities (including contingent liabilities under public or private law and all other liabilities) that had already arisen or accrued prior to such date but are not reflected in the Spin-off Plan for any reason (including failure to become aware of such liabilities) shall belong to the Spin-off Company if the act or event giving rise to the liability relates to the Spin-off Businesses, and to the Company if such act or event relates to any business other than the Spin-off Businesses. In the event that it is difficult to determine whether an underlying act or event relates to the Spin-off Businesses, the related liability shall be shared between the Surviving Company and the Spin-off Company in proportion to the ratio of net assets to be allocated to the Surviving Company and the Spin-off Company pursuant to the Spin-off.

(10)

Any claims or other rights relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any other such claims or other rights (including contingent rights under public or private law and all other claims and rights) that had already arisen or accrued prior to such date but are not reflected in the Spin-off Plan for any reason (including failure to become aware of such claims or rights) shall be treated in the same manner as set forth in the preceding Paragraph (9). Furthermore, in the event any such claim or right under public and private law is allocated to either of the Surviving Company or the Spin-off Company contrary to the provisions of this paragraph, the company to which such claim or right is allocated shall transfer such claim or right to the company to which such claim or right would belong pursuant to this paragraph.

(11)

Any contracts or lawsuits to which the Company is a party that are entered into or commenced prior to the date of the Spin-off shall in principle belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

2.	Purpose of the Spin-off

(1)

The Company intends to spin off its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and New ICT businesses and making new investments in order to strengthen the competitiveness of, and concentrate its capabilities on, investments related to the Spin-off Businesses, thereby increasing the transparency of corporate governance and management stability.

(2)

The Surviving Company will focus on expanding its business into areas such as artificial intelligence, subscription-based marketing and data centers based on its wireless and fixed-line telecommunications businesses, while the Spin-off Company will focus on investments in semiconductor and New ICT businesses and other related businesses, in order to establish a system of independent and responsible management and to diversify management risks relating to such businesses.

3.	Material Effects or Impact of the Spin-off

(1)

By establishing a corporate governance structure that enables the pursuit of business strategies and timely and professional decision-making that are appropriate for the characteristics of each business segment, the Company intends to maximize the growth potential of each business segment and build the foundation for sustainable growth in the future.

(2)

By efficient allocation of management resources through changes in its corporate governance structure, the Company seeks to receive appropriate market valuation and ultimately intends to enhance its corporate and shareholder values.

4.	Spin-off Ratio

The ratio of the Spin-off (the “Spin-off Ratio”) was calculated by dividing the book value of the consolidated net assets of the Spin-off Company by the sum of the book value of consolidated net assets of the Company prior to the Spin-off and the book value of its treasury shares, based on the Company’s consolidated statement of financial position as of March 31, 2021, in each case reflecting applicable accounting treatments of the cancellation and disposal of the Company’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of the Company’s board of directors.

Spin-off Ratio
Surviving Company	0.6073625
Spin-off Company	0.3926375

Notes: 0.3926375 share of common stock of the Spin-off Company will be allotted per one share of common stock of the Company (reflecting the expected split of the par value of the Company’s common stock from Won 500 per share to Won 100 per share pursuant to the resolution of the Company’s shareholders at the Extraordinary General Meeting of Shareholders to approve the Spin-off Plan (the “Spin-off EGM”).

The allotment ratio with respect to the Spin-off Company (the “Share Allotment Ratio”) was calculated by multiplying the Spin-off Ratio (which equals 0.3926375) by the ratio of par value per share (which equals 1). The ratio of par value per share was calculated by dividing the par value of Won 100 per share of the Company immediately before the Spin-off by the par value of Won 100 per share of the Spin-off Company.

5.	Business and Properties to be Transferred in the Spin-off

(1)

In accordance with the Spin-off Plan, the Company will transfer any and all active and passive assets and liabilities, other rights and obligations (including those under public law), and anything of value (including all licenses and permits, employment relationships, contractual relationships and litigations) of the Company in relation to the Spin-off Businesses (collectively, the “Spin-off Assets and Liabilities”) to the Spin-off Company under the Spin-off. However, any right or obligation relating to the Spin-off Businesses, the transfer of which pursuant to the Spin-off is not permissible under applicable law or due to their nature, will be deemed to remain with the Surviving Company, and the transfer of any such right or obligation (to the extent its transfer to the Spin-off Company is necessary) will subsequently be addressed by mutual discussion of the Surviving Company and the Spin-off Company. The same will apply where such transfer pursuant to the Spin-off requires the approval or permission of, or the acceptance of a report by, a governmental authority that cannot be obtained. The Surviving Company shall provide all necessary assistance (including entering into relevant contracts) to enable the Spin-off Company to continue conducting the Spin-off Businesses as conducted prior to the Spin-off.

(2)

The Spin-off Assets and Liabilities will be as set forth in Attachment 1 (Spin-off Statement of Financial Position) and Attachment 2 (List of Spin-off Assets and Liabilities) to the Spin-off Plan, which were prepared as of March 31, 2021. Any increases or decreases in such assets or liabilities prior to the date of the Spin-off shall be reflected in the Spin-off Statement of Financial Position and the List of Spin-off Assets and Liabilities.

(3)

The final values of the specific line items of the Spin-off Assets and Liabilities referenced in the preceding subparagraph are subject to change upon the final determination of the composition of the Spin-off Assets and Liabilities.

(4)

Any changes in assets or liabilities arising due to the operations or financial activities of the Spin-off Businesses prior to the date of the Spin-off, any discovery of an asset or liability that is omitted or incorrectly reflected in the List of Spin-off Assets and Liabilities, or any other changes in the value of any of the Spin-off Assets and Liabilities may subsequently be corrected or recorded. All changes pursuant to the preceding sentence shall be reflected in the Spin-off Statement of Financial Position and the List of Spin-off Assets and Liabilities.

(5)

Any and all real properties of the Company that shall be transferred to the Spin-off Company are listed in Attachment 5 (List of Transferred Real Properties) to the Spin-off Plan. Any and all investment securities of the Company that shall be transferred to the Spin-off Company are listed in Attachment 6 (List of Transferred Investment Securities) to the Spin-off Plan. In the event of any discovery of an omission or incorrect inclusion of any real property or investment security in the applicable attachment to the Spin-off Plan, any such item shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(6)

All industrial property rights (including patents, utility model rights, trademarks, design rights, copyrights and trade secrets) held domestically or internationally prior to the date of the Spin-off by the Company, regardless of whether such rights are registered and including any and all claims and obligations relating thereto (including the rights to apply for the registration of such rights), shall belong to the Spin-off Company if it relates to the Spin-off Businesses, and to the Surviving Company if it relates to any business other than the Spin-off Businesses.

(7)

Any contractual relationships relating to the Spin-off Businesses (including those relating to the Spin-off Assets and Liabilities) and any rights to security interests pledged to secure rights and obligations relating thereto will belong to the Spin-off Company.

(8)

All issued and outstanding stock options of the Company that were granted to the Company’s directors, officers and employees will proportionately be allocated to the Surviving Company and the Spin-off Company based on the Spin-off Ratio. Each of the Surviving Company and the Spin-off Company may adjust the number of such company’s shares into which the allocated stock options may be exercisable and their exercise prices, so that the value of such stock options would be equivalent to their value prior to the Spin-off, in each case in accordance with the table below. Fractional allotments of stock options shall be cancelled.

	Number of Shares	Exercise Price
Surviving Company	Number of shares prior to the Spin-off x Share Consolidation Ratio (as defined in Article 5, Paragraph 3 of the Spin-off Plan) (0.6073625)	The same as the exercise price prior to the Spin-off
Spin-off Company	Number of shares prior to the Spin-off x Share Allotment Ratio (as defined in Article 4, Paragraph 4, Subparagraph (ii) to the Spin-off Plan) (0.3926375)	The same as the exercise price prior to the Spin-off

Any determination or calculation regarding the conditions related to the exercise of stock options granted by the Company prior to the Spin-off, including length of service and exercise period, shall be based on the sum of periods before and after the Spin-off and without regard for the entity by which the grantee will be employed after the Spin-off, and any change in employment from one entity to another pursuant to the Spin-off shall not have any negative effect on the grantee.

6.	Surviving Company

Company Name	SK Telecom Co., Ltd.
Financial Information after Spin-off (Won)	Total Assets	24,940,480,692,003	Total Liabilities	14,499,134,600,897
	Total Equity	10,441,346,091,106	Capital Stock	30,492,715,900
	As of March 31, 2021
Revenue in 2020 (Won)*	11,746,629,820,696
Principal Businesses	Information and communications business, etc.
Maintenance of Listing after Spin-off	Yes

7.	Spin-off Company

Company Name	SKT Investment Co., Ltd. (tentative)
Financial Information after Spin-off (Won)	Total Assets	6,926,941,644,404	Total Liabilities	97,057,897,272
	Total Equity	6,829,883,747,132	Capital Stock	14,146,757,100
	As of March 31, 2021
Revenue in 2020 (Won)*	173,166,973,039
Principal Businesses	Investment business, etc.
Listing after Spin-off	Yes

*

As the Spin-off Company will recognize the divedend income that was accounted for as non-operating income by the Company prior to the Spin-off as revenue in its separate financial statements, the sum of the revenues of the Surviving Company and the Spin-off Company in 2020 set forth in Articles 6 and 7 above does not equal the revenue of the Company in 2020.

8.	Matters Relating to Capital Reduction

Capital Reduction Ratio (%)	39.26375

Expected Trading Suspension Period*	October 26, 2021 – November 26, 2021

Conditions of Allotment of New Shares	Shareholders of the Company (including the Depositary (as defined below)) will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold as of the Spin-off Allocation Record Date. Shares of the Spin-off Company shall also be allocated with respect to the Company’s treasury shares on the basis above.

- Pro Rata Allotment	Shareholders of the Company (including the Depositary) will receive newly issued shares of the Spin-off Company in proportion to the number of the Company’s shares they hold. Shareholders of the Company who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of the Spin-off Company on the first day of its relisting, and such fractional shares will become treasury shares of the Spin-off Company.

Spin-off Allocation Record Date	October 29, 2021

Expected Listing Date of New Shares	November 29, 2021

*

As the Spin-off and a stock split of the Company’s common shares are being pursued concurrently, the trading suspension period is expected to commence on October 26, 2021, which is the day before the record date for the allotment of new shares pursuant to the stock split (October 27, 2021).

9.	Scheduled Date of the Spin-off EGM

October 12, 2021

10.	Submission Period for Creditors’ Dissent

Not applicable.

11.	Effective Date of Spin-off

November 1, 2021

12.	Scheduled Date of Registration of Spin-off

November 2, 2021

13.	Date of Board Resolution (Decision Date)

June 10, 2021 (Attendance of Outside Directors – Present: 5; Absent: 0)

14. Put Option or Other Contracts

None.

15.	Submission of Securities Registration Statement

Required.

16.	Other Matters Relating to an Investment Decision

(1)	Revision or Amendment of the Spin-off Plan

The Spin-off Plan may be revised or amended prior to the Spin-off EGM by the board of directors or the representative director of the Company to the extent required due to any changes in or relating to the operations or finances of the Spin-off Businesses, the implementation of the Spin-off Plan, the plans and circumstances of the Company or consultations with relevant authorities or applicable law. Once the Spin-off Plan is approved at the Spin-off EGM to be held on October 12, 2021, it may be revised or amended (including, without limitation, as to any of the following items) from such date to the date of registration of the Spin-off, by resolution of the board of directors of the Company, without any further approval of the shareholders, to the extent that (i) such revision or amendment is reasonably necessary and the interests of the shareholders of the Company or the Spin-off Company are not adversely affected thereby, (ii) the substance of the relevant provision being amended or revised is not thereby altered or (iii) such revision or amendment is caused by an increase or decrease in the amount of any applicable asset or liability arising in the ordinary course of business. Any such revision or amendment will take effect upon public announcement or public disclosure thereof pursuant to applicable law.

(1)	Names of the Surviving Company and the Spin-off Company;

(2)	Spin-off schedule;

(3)	Share Allotment Ratio;

(4)	Amount of reduction in the reserves of the Company;

(5)	Spin-off Assets and Liabilities and the values thereof;

(6)	Financial structure before and after the Spin-off;

(7)	Number of shares to be issued by the Spin-off Company in the Spin-off;

(8)	Matters relating to the directors and audit committee members of the Spin-off Company;

(9)	Articles of incorporation of the Surviving Company or the Spin-off Company; and

(10)	Attachments to the Spin-off Plan (including the list of Spin-off Assets and Liabilities).

(2)

Any matter that is not addressed in the Spin-off Plan but is required to be determined in relation to the Spin-off may be addressed by revising or amending the Spin-off Plan by resolution of the Company’s board of directors or, depending on the nature of such matter, by the decision of the Company’s representative director upon delegation of such authority by the Company’s board of directors.

(3)

The meeting of the Surviving Company’s shareholders for report of the Spin-off and/or the inaugural meeting of shareholders of the Spin-off Company may be substituted by resolutions of the boards of directors of the respective companies and the public announcement thereof.

(4)	Matters requiring transition between companies

Matters requiring transition between the Surviving Company and the Spin-off Company in connection with the implementation of the Spin-off Plan (including documents, data or other information or matters related to the Spin-off Businesses) will be determined by separate agreement between the Surviving Company and the Spin-off Company.

(5)	Appraisal rights of dissenting shareholders

Not applicable, as the Spin-off will be a simple horizontal spin-off conducted pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea and the shares of the Spin-off Company will be relisted.

(6)

Succession of employees and severance pay obligations The Spin-off Company will succeed to all employment and legal relationships relating to the employees working in the Spin-off Businesses (including severance pay obligations and any loans to such employees) relating thereto.

(7)	Transfer of personal information

As of the effective date of the Spin-off, all personal information relating to the Spin-off Businesses will be transferred to the Spin-off Company pursuant to the Personal Information Protection Act of Korea and other laws related to the protection of personal information, and the Company will implement all legal requirements for such transfer, including notice thereof, within the prescribed deadline.

(8)	Creditor protection procedures

There will be no applicable creditor protection procedures, as the Surviving Company and the Spin-off Company will jointly be liable for the liabilities of the Company incurred prior to the Spin-off.

(9)	Plans for listing of shares of the Spin-off Company

The Spin-off Company will submit its preliminary application for the relisting of its newly issued shares on the KRX KOSPI Market of the Korea Exchange in accordance with Article 39, Paragraph 1 of Listing Rules of the KRX KOSPI Market of the Korea Exchange. Once the preliminary application is approved by the Korea Exchange, the Spin-off Company will submit the formal application for relisting on the KRX KOSPI Market of the Korea Exchange in accordance with Article 41, Paragraph 1 of Listing Rules of the KRX KOSPI Market of the Korea Exchange. The Korea Exchange will review the application based on the Listing Rules of the KRX KOSPI Market of the Korea Exchange and approve the relisting if all requirements have been satisfied. The expected date of relisting is November 29, 2021, which may be subject to change based on further consultations with the relevant authorities.

(10)	Matters relating to treatment of ADSs

The Company’s American depositary shares representing shares of the Company’s common stock (the “Company ADSs”), which were issued by Citibank N.A., as the depositary for the American depositary receipts program of the Company (the “Depositary”), are listed on the New York Stock Exchange and the London Stock Exchange. Following the Spin-off, the Surviving Company’s underlying common stock with respect to such Company ADSs will be subject to a modified listing on the KRX KOSPI Market of the Korea Exchange. No American depositary shares of the Spin-off Company’s common stock will be issued with respect to the newly issued shares of the Spin-off Company’s common stock received by the Depositary in the Spin-off (such shares, the “ADS Spin-off Shares”). The Depositary is currently reviewing alternatives including selling the Spin-off Company’s common stock that the Depositary receives in the Spin-off and distributing the net proceeds of such sale to holders of the Company ADSs. Further instructions will be given through public disclosure and announcements once the applicable method(s) of distribution is determined.

•	The timeline of the Spin-off may be subject to change based on applicable law, circumstances of the relevant parties and discussions with relevant authorities.

•	Please see the Spin-off Plan, an English translation of which is attached as Exhibit 99.1 hereto, for more information about the Spin-off.

•	Related Disclosure: See the current report on Form 6-K entitled “Consideration of Potential Horizontal Spin-off” furnished by the Company on April 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: June 10, 2021